SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                Tele-Optics, Inc.
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                                (Name of Issuer)

                          Common Stock, par value $.001
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                         (Title of Class of Securities)

                                   879247 10 4
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                                 (CUSIP Number)

                                 David A. Carter
                            c/o David A. Carter, P.A.
          2300 Glades Road, Suite 210, West Tower, Boca Raton, FL 33431
                                 (561) 750-6999
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 23, 2003
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             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing
     this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
                               following box |_|.

              Note. Schedules filed in paper format shall include a
           signed original and five copies of the schedule, including all exhibits. See Rule

            13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         EXPLANATORY NOTE: AS OF THE DATE HEREOF, THE ISSUER HAD ISSUED AND OUTSTANDING 13,005,000 ISSUED AND OUTSTANDING.

CUSIP No. 879247 10 4                       SCHEDULE 13D
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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David A. Carter Social Security Number:
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  |_|
                                                                       (b)  |_|
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                      |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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                           7        SOLE VOTING POWER
                                                              2,170,000
                  --------------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY          --------------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING
PERSON                                                        2,170,000
WITH              --------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                                              2,170,000
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              16.7%
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14       TYPE OF REPORTING PERSON
                                                     Officer and Director
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

Item 1. Security and Issuer

         The class of securities to which this Schedule 13D relates is the common stock, par value $.001 per share (the "Shares"), of TELE-OPTICS, INC., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2300 Glades Road, Suite 210W, Boca Raton, FL 33431.

Item 2. Identity and Background

         This statement is being filed by David A. Carter, 2300 Glades Road, Suite 210W, Boca Raton, Florida 33431. Mr. Carter is Secretary/Treasurer and a Director of Tele-Optics, Inc. During the past five years, Mr. Carter has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Carter is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         Mr. Carter purchased the shares from the Company from January, 1999 to June, 2003. Mr. Carter used personal funds to make these purchases.

Item 4. Purpose of Transactions

         Investment purposes.

Item 5. Interest in Securities of the Issuer

         At June 23, 2003, the aggregate number of shares held of record by Mr. Carter were 2,170,000 or approximately 16.7% of the Issuer's issued and outstanding Shares.

         Mr. Carter possesses sole voting and dispositive power as to the 2,170,000 shares of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7. Material to be Filed as Exhibits

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.


Dated: June 24, 2003                                    By: /s/ David A. Carter
                                                            -------------------
                                                            David A. Carter